FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

VOTING AGREEMENT

OF

TELEFÔNICA BRASIL S.A.

By means of this instrument, the parties:

(i)	SP TELECOMUNICAÇÕES PARTICIPAÇÕES LTDA., a limited liability company organized and existing in accordance with the laws of Brazil, with its headquarters in the City of São Paulo, State of São Paulo, at Avenida Engenheiro Luiz Carlos Berrini, 1376, Suite 311, Cidade Monções, enrolled in the CNPJ under No. 01.900.954/0001-13, herein represented in accordance with the provisions of its articles of association ("SP Telecom");

(ii)	TELEFÓNICA S.A., a company organized and existing under the laws of Spain, with its headquarters at Gran Via, 28, Madrid, Spain, enrolled in the CNPJ under No. 05.721.582/0001-19, herein represented in accordance with the provisions of its incorporation documents ("TEF");

(iii)	TELEFÓNICA LATINOAMÉRICA HOLDING, S.L., a company organized and existing in accordance with the laws of Spain, with its headquarters at Avenida Ronda de la Comunicación, unnumbered, 28050, Madrid, Spain, enrolled in the CNPJ under No. 26.457.699/0001-07, herein represented in accordance with the provisions of its incorporation documents ("TLH" and, when referred to together with TEF and SP Telecom, hereinafter referred to as the "Parties" and individually as a "Party");

And, as intervening and consenting party,

(iv)	TELEFÔNICA BRASIL S.A., a publicly-held corporation organized and existing in accordance with the laws of Brazil, with its headquarters in the City of São Paulo, State of São Paulo, at Avenida Engenheiro Luiz Carlos Berrini, 1376, Cidade Monções, enrolled in the CNPJ under No. 02.558.157/0001-62, herein represented in accordance with the provisions of its bylaws (the “Company”),

WHEREAS

(i)	Since the acquisition of the Company's shares by the Telefónica Group, SP Telecom, a Brazilian company, has remained the sole owner of the majority of the Company's voting shares, in strict compliance with the terms of article 1 of Decree No. 2,617, of June 5, 1998 ("Decree 2,617");
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(ii)	On the date hereof, the Extraordinary General Meeting of the Company will approve the conversion of all the preferred shares issued by the Company into common shares, in the proportion of one (1) common share for each one (1) preferred share issued by the Company, as defined by the Company’s management (the "Conversion"), date on which the Conversion will become effective;

(iii)	The composition of the Company's capital stock prior to the implementation of the Conversion is as follows:

Shareholder	Total Common Shares	% of Common Shares	Total Preferred Shares	% of Total Preferred Shares	Total Shares in the Capital Stock	% of Total Shares in the Capital Stock
SP Telecomunicações Participações Ltda.	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.77%
Telefónica Latinoamérica Holding. SL	46,746,635	8.18%	360,532,578	32.22%	407,279,213	24.09%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%
Telefônica Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Minority Shares (free float)	29,320,789	5.13%	415,131,868	37.09%	444,452,657	26.27%
Treasury Shares	2,290,164	0.40%	983	0.00%	2,291,147	0.14%
Total	571,644,217	100%	1,119,340,706	100%	1,690,984,923	100%

(iv)	The composition of the Company's capital stock after the Conversion will be as follows:

Shareholder	Total Shares in the Capital Stock (only Common Shares)	% of Total Common Shares in the Capital Stock
SP Telecomunicações Participações Ltda.	332,695,590	19.67%
Telefónica S.A.	503,329,803	29.77%
Telefónica Latinoamérica Holding. SL	407,279,213	24.09%
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Telefónica Chile S.A.	936,513	0.06%
Telefônica Group	1,244,241,119	73.58%
Minority Shareholders (free float)	444,452,657	26.27%
Treasury Shares	2,291,147	0.14%
Total	1,690,984,923	100%

(v)	According to the table above, after the implementation of the Conversion, the Parties will jointly hold one billion, two hundred and forty-three million, three hundred and four thousand, six hundred and six (1,243,304,606) common shares issued by the Company, representing seventy-three point fifty-three percent (73.53%) of the capital stock;

(vi)	After the Conversion, therefore, TEF and TLH, companies organized and existing under the laws of Spain, will jointly become holders of nine hundred and ten million, six hundred and nine thousand, sixteen (910,609,016) common shares issued by the Company, representing fifty-three point eighty-five percent (53.85%) of the capital stock, thus holding the majority of the Company's voting shares;

(vii)	It is the Parties' intention to agree that SP Telecom, after the Conversion, continues to exercise the voting rights related to the majority of the Company's voting shares, remaining as the Company’s controlling shareholder, that is, the holder of the rights that assure to it, on a permanent basis, the majority of the votes in the Company's corporate resolutions, the power to elect the majority of the Company's officers and directors, and the power to direct the Company's activities or operations, despite the result of the Conversion, so as to fully comply with the provisions of article 1 of Decree No. 2,617, of June 5, 1998 (the "Controlling Interest"),

NOW, THEREFORE, the Parties resolve to enter into this Voting Agreement (the "Voting Agreement"), which shall be governed in accordance with the terms and conditions below, to regulate the exercise of voting rights in the Company's corporate resolutions by the Parties, so that SP Telecom continues to hold the Controlling Interest in the Company:

SECTION 1. SHARES BOUND BY THE VOTING AGREEMENT

1.1. bound shares. All one billion, two hundred forty-three million, three hundred four thousand, six hundred and six (1,243,304,606) shares issued by the Company

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and owned by the Parties shall be subject to this Voting Agreement, corresponding to seventy-three point fifty-three percent (73.53%) of the total voting capital of the Company on the date hereof, as well as the other shares issued by the Company that may be held by the Parties in the future, including, but not limited to, by subscription, exercise of options, conversion, acquisition, bonus, split or reverse split, as well as arising from spin-off, merger, merger of shares, amalgamation and any other corporate reorganization transactions, as well as any securities convertible into shares of the Company.

SECTION 2. VOTING COMMITMENTS

2.1.       Each Party hereby and through this instrument, irrevocably and irreversibly, undertakes to

(i)	Exercise its voting right at the Company's General Meetings, in a uniform manner and as a block and in accordance with the resolutions of the Prior Meeting, as defined in Section 3.1, under the terms of this Voting Agreement and aiming to faithfully comply with its provisions; and

(ii)	Exercise the rights provided for in this Voting Agreement in the interest of the Company.

2.2.       The Parties acknowledge and agree that, among them, their respective Affiliates or any Third Party, any act or omission taken in disagreement with the foregoing and/or in violation of the obligations assumed by the Parties to this Voting Agreement shall be null and void.

SECTION 3. PRIOR MEETING

3.1.       The exercise of voting rights by the Parties in the resolutions of the Company's General Meetings shall be defined in a prior meeting of the Parties in order to present at the General Meeting a block vote in favor or against the matter on the agenda, as resolved in the prior meeting of the Parties (the "Prior Meeting").

3.2.       The Prior Meeting shall be convened by written notice given by either Party at least three (3) business days before the date of the respective General Meeting. Such notice shall refer to the agenda of the General Meeting, as well as contain a detailed description of the matters to be resolved upon. The notice to convene the Prior Meeting shall be waived and the Prior Meeting shall be considered validly held if all Parties, duly represented, attend the Prior Meeting.

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3.2.1       Prior Meetings may be held by videoconference, teleconference, or any other means of communication that allows for real time or face-to-face conversations at a place agreed upon by the Parties.

3.2.2       Minutes of the Prior Meetings shall be drawn-up, signed by the Parties, and filed at the Company's headquarters.

3.3       The Parties shall discuss at the Prior Meeting the matters subject to resolution in the General Meetings and, through this Voting Agreement, SP Telecom, TEF, and TLH are irrevocably and irreversibly obligated to vote in the General Meetings of the Company in the same direction.

3.3.1.       The Parties agree that, in order to ensure that SP Telecom continues to exercise the voting rights relating to the majority of the voting shares and effectively holds the Controlling Interest in the Company, in full compliance with the provisions of article 1 of Decree No. 2,617, of June 5, 1998, the indication of the vote issued by SP Telecom at a Prior Meeting shall always control, regardless of the matter discussed, and will irrevocably and irreversibly bind the votes of TEF and TLH at the respective General Meeting.

3.3.2       Additionally, the Parties undertake to exercise their voting rights at the Company's General Meetings, always as provided for in this Section 3.3, so that the members of the Company's Board of Directors elected by the Parties are appointed by SP Telecom and have, in their majority, Brazilian citizenship.

3.4.       The Prior Meetings shall be chaired by one of SP Telecom's officers, who will be responsible for appointing a secretary, at his sole discretion. Each Party shall elect an individual to act as its Representative (the "Representative"), who shall have all necessary powers to (i) convene and call the Prior Meetings; and (ii) represent the respective Party at the Prior Meetings and such other powers deemed necessary for the full and faithful performance of the Representative's functions under this Voting Agreement.

3.4.1	The Representatives appointed by each Party shall grant to the Representative of SP Telecom, which is the Party headquartered in Brazil, by means of an instrument of power-of-attorney granted by the Parties, in compliance with the terms of the Brazilian Corporations Law, the votes of the Parties under the terms of this Voting Agreement.

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3.4.2	If the Representative of either Party does not attend the Prior Meeting, or the General Meeting (because he failed to grant a power-of-attorney to SP Telecom's Representative under the terms of this Voting Agreement or because he was not represented by a proxy), votes otherwise or abstains from voting on a certain matter as defined in the Prior Meeting, the Representative of SP Telecom may, under the terms of article 118, paragraph 9, of the Brazilian Corporations Law, exercise the right to vote held by the Representative who did not attend, vote otherwise, or abstained, provided that he does so under the terms decided at the Prior Meeting.

3.4.3.	Notwithstanding the provisions of Section 3.4 above, any vote contrary to the resolutions passed at the Prior Meeting shall be deemed null, invalid, and ineffective, and the Chairman of the Prior Meeting or the General Meeting, as the case may be, shall declare the nullity, invalidity, and ineffectiveness of the respective vote.

SECTION 4. DISPUTE RESOLUTION

4.1.       In the event of any difficulty in the interpretation or implementation of this Voting Agreement, or any dispute related to or as a consequence of non-compliance with this Voting Agreement, the Parties shall use their best efforts to resolve the matter amicably. To this end, the Parties shall negotiate in good faith a solution that is satisfactory to the Applicant Party or Parties and the Defendant Party or Parties. If the Parties do not reach an agreement within ten (10) days after the receipt of the notice as to the existence of the dispute and the necessity for negotiation of interests, it shall be resolved by arbitration in the manner set forth in the items below.

4.2.       Subject to the foregoing, the Parties agree that any dispute arising out of or related to this Voting Agreement shall be settled, exclusively and finally, by arbitration, which shall be conducted and administered in the Portuguese language and according to the arbitration rules of the Arbitration and Mediation Centre of the Brazil-Canada Chamber of Commerce (the "Rules"), in a proceeding to be administered by the Arbitration and Mediation Centre of the Brazil-Canada Chamber of Commerce (the "CAM-CCBC"), subject to the provisions of Law No. 9,307, of September 23, 1996, as amended, and the Brazilian Code of Civil Procedure.

4.3.       The seat of the arbitration shall be the City of São Paulo, State of São Paulo, Brazil, unless the Parties expressly agree otherwise and without prejudice to the Parties' designating, by mutual agreement, a different location for the holding of hearings.

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4.4.       The dispute shall be settled by an arbitral proceeding conducted by an arbitral tribunal composed of three (3) arbitrators, one (1) arbitrator appointed by the applicant Party or Parties and one (1) arbitrator appointed by the defendant Party or Parties, convened pursuant to Section 4.5 below. The third arbitrator, who shall act as Chairman of the arbitral tribunal, shall be appointed by common agreement of the two (2) arbitrators appointed by the Parties within fifteen (15) days of the appointment of the last arbitrator. If any of the three (3) arbitrators is not appointed within the period provided for in the Rules, it shall be incumbent upon the chairman of the CAM-CCBC to appoint such arbitrator. Any dispute relating to the appointment of the arbitrators by the Parties, as well as the selection of the third arbitrator, shall be resolved by the CAM-CCBC.

4.5.       If more than one Party is involved in the dispute, such persons undertake to act together as applicants or defendants to defend common interests for the arbitration to always be conducted by three (3) arbitrators, elected and replaced in accordance with the Rules (one arbitrator appointed by the applicant Party or Parties and one arbitrator appointed by the defendant Party or Parties and the third arbitrator appointed by common agreement by the two (2) arbitrators appointed by the Parties or by the chairman of the CAM-CCBC).

4.6.       Any document or information disclosed by the Parties in the course of the arbitral proceedings shall be confidential and the Parties and the arbitrator(s) shall be obliged to not transmit it to Third Parties, except at the request of judicial or administrative authorities before which the obligation of confidentiality cannot be invoked.

4.7.       The award shall be binding on the Parties and shall not be subject to any judicial or administrative appeal. The arbitral award shall be issued in writing and duly reasoned.

4.8.       Subject to the provisions of this Section 4, the Parties elect the courts of the Capital of the State of São Paulo, exclusively for the purpose of: (i) ensuring the commencement of arbitration proceedings in accordance with the provisions of this Voting Agreement; (ii) bringing any action, in any court with competent jurisdiction, for an injunction or other interim relief to cause the other Party to perform its obligations under this Voting Agreement before or during the arbitration proceedings or to avoid or suspend any present, immediate, or probable damage; and (iii) enforcing any awards or decisions rendered by the arbitrators.

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4.9.       Each Party shall bear its own costs and expenses in the course of the arbitration, and the Parties shall apportion in equal parts the costs and expenses whose cause cannot be ascribed to one of them. The arbitral decision shall award the losing Party, or all Parties to the extent that their claims are not granted, final responsibility for the cost of the proceedings, including attorneys' fees.

SECTION 5. GENERAL PROVISIONS

5.1.       Notices. Any notice, notification, request, or communication regarding this Voting Agreement shall be sent by letter, fax, or e-mail, with proof of receipt, to the Parties and to the Company at the addresses indicated in the preamble hereof, or to any other address that may be indicated by any Party by means of a notice sent pursuant to this Section.

5.2.       Filing at the Company. This Voting Agreement shall be filed at the Company's headquarters and the provisions contained herein shall be complied with by the Company in accordance with and for the purposes set forth in article 118 of the Brazilian Corporations Law. Any act in breach of the provisions of this Voting Agreement shall not produce any valid effect vis-à-vis the Company.

5.3.       Term of Duration. This Voting Agreement shall enter into force on the date hereof and shall remain in force during the period in which TEF and TLH jointly hold shares representing at least a majority of the voting capital of the Company.

5.4.       Specific Performance. The Parties hereby expressly acknowledge that the obligations assumed by them shall be performed in accordance with the Brazilian Code of Civil Procedure.

5.5.       Entire Agreement. This Voting Agreement governs all relations between the Parties with respect to the subject matter hereof, and binds the Parties and their respective successors and assigns, thus revoking and replacing any prior agreements, verbal or written, among the Parties.

5.6.       Amendments. This Voting Agreement may only be amended by a written document signed by all the Parties.

5.7.       Assignment. The Parties may not assign and/or transfer, in whole or in part, the rights and obligations pertaining to them under this Voting Agreement to any Third Party.

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5.8.       Successors and Assigns. This Voting Agreement binds the Parties, as well as their heirs, successors, and permitted assigns, in any capacity, to exercise the rights and obligations provided for herein at all times together in order to comply with all that has been established by the Party they replace.

5.9.       Waiver. The failure of either Party at any time to demand fulfillment of the terms, provisions, or conditions of this Voting Agreement or to exercise any right hereunder shall not constitute waiver thereof or affect the right of such Party to enforce them in the future. Should any provision of this Voting Agreement be deemed to be invalid, illegal, or unenforceable, (i) the validity, legality, or enforceability of the remaining provisions of this Voting Agreement shall not be impaired and (ii) the Parties shall negotiate in good faith to replace the invalid, illegal, or unenforceable provisions with valid, legal, and enforceable provisions whose effect is as close as possible to the effect of the invalid, illegal, or unenforceable provisions.

5.10.       Confidentiality. Each Party shall keep confidential and shall not use for any other purpose the information obtained as a result of this Voting Agreement, concerning any of the other Parties or concerning the Company, for the term of duration of this Voting Agreement and for an additional period of two (2) years from the date when TEF and TLH cease to hold, jointly, shares representing at least a majority of the voting capital of the Company, without the prior consent of the other Parties, except in the case provided for in Section 5.9.1 below and unless the information is (a) already known to the Party receiving the information at the time of such disclosure by the other Party; or (c) is lawfully received, by any Party, from Third Parties that are not subject to any obligation of confidentiality vis-à-vis the other Party.

5.10.1       If any Party or the Company is obliged, as required by applicable laws and regulations or by a competent governmental authority, to disclose in whole or in part any confidential information referred to in this Section, such Party or the Company, as the case may be, may do so without giving rise to an obligation of indemnity or liability, and shall notify the other Parties of such disclosure requirement prior to the disclosure of the confidential information, noting that in this case the Party obliged to disclose the confidential information shall notify the other Parties in advance before the disclosure is conducted, therein disclosing only such information as is strictly necessary to comply with the respective order and taking all steps to ensure that the information disclosed is treated as confidential.

5.11.       Jurisdiction and Applicable Law. This Voting Agreement shall be governed by and interpreted in accordance with the laws of the Federative Republic of Brazil.

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In witness whereof, the Parties execute this instrument in four (4) counterparts with like form and content, before the two (2) undersigned witnesses.

São Paulo, October 1st, 2020.

Parties:

SP TELECOMUNICAÇÕES PARTICIPAÇÕES LTDA.
Name: Position:	Name: Position:
TELEFÓNICA S.A.
Name: Position:	Name: Position:

TELEFÓNICA LATINOAMÉRICA HOLDING, S.L.
Name: Position:	Name: Position:

Intervening and Consenting Party:

TELEFÔNICA BRASIL S.A.
Name: Position:	Name: Position:

Witnesses:

1. _______________________________	2. _______________________________
Name: CPF:	Name: CPF:

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 1, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director